# Trinity Mirror plc

8 August 2006

06016127



Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

**Rule 12g3-2(b) Submission for Trinity Mirror plc**
**File Number: 82-3043**

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey



Encs.

dlw 8/22

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

**FACSIMILE TRANSMISSION**

Deutsche Bank

**Central Compliance**

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 8155

Direct Line: 020 7547 3130
Direct Fax: 020 7547 3836

**To** Paul Vickers
Trinity Mirror Plc

**Fax No.** 020 7293 3373

**From** James Gibson

**Date** 07 August 2006

**Total pages** 2 **(including this header)**
***If you do not receive all the pages, please telephone immediately***

**UK COMPANIES ACT 1985 (as amended)**
**Notification under Sections 198-202**

Please find attached a copy of a letter, the original of which has been put in the post to you today.



Regards

James Gibson
Central Compliance Department

z:\e central$\position monitoring\significant shareholdings\uk proprietary\2006\Trinity Mirrorfx.doc



**Authorised by: (1 )** ______________ **(2)** ______________

**Cost Centre** 0840930010 **Expenses A/C**

Central Compliance

Deutsche Bank

**BY FAX AND POST**

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB

Tel +44 20 7545 8000

Direct Line: 020 7547 3130
Direct Fax: 020 7547 3836

07 August 2006

Paul Vickers
Trinity Mirror Plc
One Canada Square
Canary Wharf
London
E14 5AP

Dear Sir/Madam

**Disclosure of interests in shares**

Further to our letter of 12 July 2006 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 293,095,003 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 11,618,185 ordinary shares of Trinity Mirror Plc, amounting to 3.96%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact Andrew Anderson, David Lindsay, James Gibson or Sabrina Samuel in the Compliance Department of Deutsche Bank AG London.

Sold 187,832

Yours faithfully

for DEUTSCHE BANK AG LONDON

Iss. Share Cap. 293,098,010

3.96 %

AUTHORISED SIGNATORY

p:\significant shareholdings\uk proprietary\2006\trinity mirror 2006-08-07 letter.doc JG

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Announcement Details

| | |
|---|---|
| **Company Name** | Trinity Mirror PLC |
| **Category** | Holding(s) in Company |
| **Headline** | Holding(s) in Company |
| **Release Instructions** | Immediate Release |
| **Related Company Information** | None |
| **Contact Name** | Linda Mailey |
| **Contact Telephone No** | 020 7293 2571 |
| **Additional Distribution** | |

Full Announcement Text

---

The Company has today received notification from Deutsche Bank that they are interested in 11,618,185 ( previously 11,806,017) Trinity Mirror plc Ordinary Shares, representing 3.96% (previously 4.02%) of the issued share capital.

---

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Last Refreshed At 11:15 Tue, Aug 8 2006 UK Time

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## Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. The announcement details are reproduced below for your information:

| | |
|---|---|
| **Company Name** | Trinity Mirror PLC |
| **Category** | Holding(s) in Company |
| **Headline** | Holding(s) in Company |
| **Release Instructions** | Immediate Release |
| **Related Company Information** | None |
| **Additional Distribution** | None. |
| **Contact Name** | Linda Mailey |
| **Contact Telephone No** | 020 7293 2571 |

The RNS number for the announcement is 3841H.

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